JACKSON CREDIT OPPORTUNITIES FUND
1 Corporate Way
Lansing, Michigan 48951
517-381-5500

July 21, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Credit Opportunities Fund
Registration Statement on Form N-2

Dear Sir/Madam:

Enclosed for filing is the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 for the Jackson Credit Opportunities Fund, a Massachusetts business trust (the “Fund”).  The notification of registration of the Fund on Form N-8A is being filed contemporaneously with this filing under separate cover.

The Fund has elected, pursuant to Rule 24f-2 under the 1940 Act, to register an indefinite amount of securities under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336. No registration fees are required in connection with this filing.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Chief Legal Officer, Vice President & Secretary

encs.